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                              November 19, 2020

       Chantel Ray Finch
       President
       CR Global Holdings, Inc.
       2600 Barrett St
       Virginia Beach, VA 23452

                                                        Re: CR Global Holdings,
Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted October
23, 2020
                                                            CIK No. 0001828056

       Dear Ms. Finch:

               We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A

       Financial Statements Tier I Offerings, page 38

   1. We note your disclosure on page 30 that you purchased a building in 2019. Please tell us how your financial
statements reflect the purchase of this property and the accounting guidance you relied
upon. In addition, please clarify how you assessed the need to provide financial
information related to the real estate acquired pursuant to Rule 8-06 of
                                                        Regulation S-X. Refer
to Section (b)(7)(v) of Part F/S of Form 1-A.
   2. Please revise to include a statement of operations for the six months ended June 30, 2019 and a statement of cash
flows for the year ended December 31, 2018. Refer to Section (b)
                                                        (5) and (b) (4),
respectively, of Part F/S of Form 1-A.
 Chantel Ray Finch
CR Global Holdings, Inc.
November 19, 2020
Page 2
Statements of Changes in Shareholder's Equity, page 40

3. Please revise this statement to disclose all significant reconciling items and show separately the net income (loss) and contributions from and distributions to owners. Refer to Section (b) (5) (i) of Part F/S of Form 1-A.
Signatures, page 47

4. The signatures should identify each capacity in which the offering statement is being signed including the principal executive officer, principal financial officer and principal accounting officer and a majority of your board of directors. Please revise.
Exhibits

5. Please file material agreements as Exhibit 6, including related party agreements and employment agreements with management as required by Item 17 of Form 1-A.
6. Please file as Exhibit 12 an opinion of counsel as to the legality of the securities covered by the Offering Statement, as required by Item 17 of Form 1-A.
       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameChantel Ray Finch
                                                             Division of
Corporation Finance
Comapany NameCR Global Holdings, Inc.
                                                             Office of Real
Estate & Construction
November 19, 2020 Page 2
cc:       Clement Abrams, Esq.
FirstName LastName